Filed by Ivanhoe Capital Acquisition Corp.

(Commission File No. 001-39845)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ivanhoe Capital Acquisition Corp.

Form S-4 File No. 333-258691

A transcript of a podcast featuring Qichao Hu, Founder and CEO at SES Holdings Pte. Ltd. follows:

The Scott Becker Podcast

Qichao Hu, Founder & CEO at SES on the Evolution & Future of the Battery Industry

October 7, 2021

SB: This is Scott Becker with the Becker private equity and business podcast. We're thrilled today to be joined by one of the brightest people, you'll probably get a chance to visit with. We're joined by Qichao Hu. Qichao is the CEO of SES. He is self-described as having dropped out of Harvard, got fired twice and then started SES. He's also an MIT grad. He’s also one of the boards at MIT, in PhD from Harvard. Genuinely seems like a genuine, magnificent person. Can you tell us a little bit about yourself and about SES?

QH: Sure. Thank you, Scott. So, I finished my college in physics from MIT, and was always fascinated by clean energy. And this was in 2007- 2008. So back then, the government had also invested a lot into the area of clean energy technology, solar batteries, fuel cells, all those exciting technologies. And then I went to Harvard for my PhD. And I wanted to work on something related to clean energy, but then I was not able to find the professors that really care about the biotechnology but they care more about publications. So, I was fired. And then Donald Sadoway was wonderful professor, that's how I got into batteries. I’ve been working on batteries around 2008. And then by 2012, when I had finished my PhD work, that was when I thought, okay, now it's time to start a company and then commercialize this, this lithium metal battery technology that we had developed. So, 2012, I started Solid Energy Systems, which now is called SES. And since then, it's been almost 10 years. And now we have operations in Boston, Shanghai, Seoul, also Singapore. And we work with major car companies, including General Motors and Hyundai. And so, we are developing this lithium metal battery technology. And then we focus on the batteries, the materials, the software, the safety, basically the complete system level solution, and our goal is to provide a solution to clinicals.

SB: So let me ask you a question. Because so much is discussed there, I think, you know, in a way that, you know, I'm in my 50s, so much older than you are. Back in the day, we used to worry about battery quality and lifespan for remote controls. Now, battery life is so critical. I mean, I upgraded my iPhone this past year, it's night and day from where it was a couple years ago. I've not yet totally gone to the electronic vehicle, because the concept of only be able to go two to 400 miles without charging it again and parking it every night. So, there's another thing I got to plug in every night. When we get to the spot to where battery life is. What's the prognosis for battery life for automotive automobiles, what does that look like?

QH: Yeah, I think electric vehicles just globally have improved a lot in terms of range per charge, how easy you can get access to charging stations, and also how friendly and how pleasant the environment is and the experience of driving that car. So currently, most EVs today can go 200 to 300 miles on a single charge, especially in the North America market and then going forward battery energy density, so battery range per charge, will continue to improve. And our technology, lithium metal, you basically switch from conventional lithium-ion batteries to this lithium metal batteries, keeping everything else the same. That vehicle will go from about 300 miles on a single charge to 500 miles on a single charge then they'll exceed the normal range of internal combustion engine car.

SB: We all know that we're moving towards electric vehicles or at minimum hybrid vehicles, that probably, for most of us, had our last car or two as an internal combustion engine. Would it be a shift to purely electric vehicles? Or is it more likely to be hybrid vehicles that takes the sort of main spot over the next five to 10 years? And then in the long term is it all electric vehicles?

QH: Yeah, I think just pure electric vehicle is the future and just a lot more efficient than like a hybrid approach. If you have a hybrid you still have a gasoline engine, just to design the cost that is much less efficient than a pure electric vehicle. And also, batteries have improved so much, both in terms of range, fast charge capabilities, or life capabilities, and also have come down significantly in terms of costs. So pure electric vehicle is the future.

SB: You had written brilliantly about the race towards safety and quality. What does that look like in terms of electric batteries? How quickly do we get to a spot? I mean, the safety is pretty good, isn't it? It's very good. It may not be perfect, but it's very good point, the safety becomes sort of no more an issue than the safety of an internal combustion engine or is it already there. How do you think about the safety of the battery driven electric vehicles versus the internal combustion vehicles?

QH: I mean, if you look at internal combustion engine vehicles, that industry and technology is almost 100 years old. And then all the technologies have improved over 100 years, and not perfect, but it's quite safe. Safe enough that, you know, hundreds of millions of vehicles are being sold around the world. Motor vehicles, battery safety, like you said, they'll never be perfect. But then currently, the safety has improved so much, especially if you think about the sheer scale of the battery production that we have. Fairly globally, we have batteries, lithium-ion batteries, being produced in the hundreds of gigawatt hour scale. 20 years from now, they'll probably be in the terawatt hour scale. So, at that scale, just pure statistics, it's hard to avoid some simple manufacturing defects but safety wise, definitely improved a lot. And then going forward both from the hardware perspective and also software, a lot of these new pure electric vehicles are also very sophisticated battery safety monitoring capability and so that you can make the driving experience and the actual use very safe.

SB: In typical moments, what do you love most on what you’re working on? Like I mentioned that applied not basic research, listen and doing things that can be used, not just published, that they put the practical work. Along those lines, what do you most focus on and excited about this year?

QH: One is increasing the size of the battery. Currently, we're making these smaller batteries, about four-amp hour batteries, roughly the size of the batteries, that goes into your iPhone 12. Pro, and then to build a battery for a car, we're building a much larger battery 100 amp hour batteries, which we expect to unveil later this year. So that's almost 25 times the battery that goes inside your iPhone 12. So, one it’s just making these big batteries, lots of engineering challenges, lots of challenges, but quite exciting. And then be able to take the technology go from the smaller iPhone battery to one of those 25 times larger. That part is very exciting. And another part is software. So as mentioned earlier, software, so we are a hardware company, but we're also a software company and the software does play a very important role in terms of quality control, manufacturing defects, and also the final safety of the final user experience.

SB: Take a moment on size of battery and the price and make more and more powerful batteries. I mean that's where we’ve got to figure out this balancing power and safety and so forth. Isn't it? I mean, because the iPhone batteries is unlikely to blow up the iPhones going to go horribly wrong. If a battery that's, you know, a ton more powerful than that can power our car, that's where this mix of safety and quality comes from important, isn't it? You develop these very powerful batteries.

QH: Yes, absolutely, absolutely. And therefore, when you design a battery that goes inside a car, it's very different from when you design a battery that goes into an iPhone and there are a lot of design criteria, you have to make a really safe design because you always have people driving inside the car. And then you might have to make some compromises. For example, you might not be able to do certain things you might have to compromise on certain performance or certain range just to make it safe and there are these fundamental design tradeoffs that we are working on with entitlements.

SB: If you don’t mind a couple more questions and you're free to answer/not answer. This is an easy question. You spent a summer at Intel. Were you already there past the Andrew Grove era of the only paranoid survive or were you at sort of the tail end of it?

QH: That was kind of 2006-2007?

SB: He was still front and center. And this concept is a race that you're under, with the batteries in what will be the leader, will be the winner, do you ever feel like you’re living in an Andrew Grove book of trying to win this war, win this race at a time when the world is so competitive and so fascinating. Does that make you miss your Intel days at all ever?

QH: Yeah, I think I've probably learned a lot while I was there. And I think it's true because the world really doesn't need another battery company. And the world doesn't need another so-called breakthrough, the world really needs is a company that can deliver like, you develop the battery. Okay, that's good. So that's like 10% of the challenge now that the other 90% is now you've got to put in hundreds of 1000s and millions of vehicles and scale it up and do all that without going bankrupt. So, all that and then if we cannot deliver, then we should not exist. So absolutely. And globally, there is a very exciting race to be the first to develop this next gen battery technology. And for any company, especially younger companies, if you don't deliver, you just do not exist. So definitely only the paranoid survive is very key to me.

SB: Funding. When people take on an endeavor like this. I mean, it's, it'd be unusual, somebody that will fund this out of their back pocket or bootstrap it. Just wanted to talk about at what point you took an outside capital averaging and outside capital, what does that look like on your own and give details of depth? Yeah, just give some sense or wisdom because everybody's, you can't do these kinds of things. Generally. I'd be shocked without, you know, insane outside funding, give us a sense of what that feels like, and so forth.

QH: Yeah, sure, sure. So, in the beginning, when I was still in school, MIT had this wonderful entrepreneurship ecosystem. So, we actually got some funding a couple $100,000, from various business plan competitions. And you could use that money to do very early-stage proof of concept. And then you raise money from venture capitalists. So, then you demonstrate more milestones. And then eventually, you got people like, GM, applying these major strategics. And then once you get the validation from the major strategics, then you also get more financial investors. And then now this year, we demonstrate more milestones, more validation. And then now we've signed a deal to go public via Ivanhoe Capital Acquisition Corp., a SPAC, and hopefully we'll start trading on the public market soon if and when that deal closes and then also attract more public capital. So, you start somewhere. And then in the beginning, we had got funding from the MIT ecosystem, but then all the time as we met more milestones, then we got more validation, strategic and then also larger capital.

SB: Just absolutely fascinating. I congratulate you what a road head. What an amazing thing. Again, thank you for taking the time to join us today. I know it'll be publicly traded, but what an amazing story from your own sort of ideas and thoughts to an incubator at MIT, or something very similar to it. Some seed capital to the strategics investing you to now go and vote with respect. What a great success story.

[Redacted]

SB: Thank you.

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Additional Information

This communication relates to the proposed business combination between Ivanhoe Capital Acquisition Corp. (“Ivanhoe”) and SES Holdings Pte. Ltd. (“SES”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ivanhoe has filed a Registration Statement on Form S-4 with the SEC, which includes a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus, and which has not yet become effective. A proxy statement/prospectus will be sent to all Ivanhoe shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Ivanhoe will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IVANHOE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ivanhoe through the website maintained by the SEC at www.sec.gov. The documents filed by Ivanhoe with the SEC also may be obtained free of charge upon written request to Ivanhoe Capital Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

Participants in the Solicitation

Ivanhoe, SES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ivanhoe’s shareholders in connection with the proposed business combination. You can find information about Ivanhoe’s directors and executive officers and their interest in Ivanhoe can be found in Ivanhoe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021. A list of the names of the directors, executive officers, other members of management and employees of Ivanhoe and SES, as well as information regarding their interests in the business combination, are contained in the Registration Statement on Form S-4 filed with the SEC by Ivanhoe. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are “forward-looking statements.” Forward-looking statements can generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” and other similar expressions that predict or indicate future events or events or trends that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of SES's and Ivanhoe's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of SES and Ivanhoe. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of SES or Ivanhoe is not obtained; the failure to realize the anticipated benefits of the business combination; risks relating to the uncertainty of the projected financial information with respect to SES; risks related to the development and commercialization of SES's battery technology and the timing and achievement of expected business milestones; the effects of competition on SES's business; the risk that the business combination disrupts current plans and operations of Ivanhoe and SES as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; risks relating SES’s history of no revenues and net losses; the risk that SES’s joint development agreements and other strategic alliances could be unsuccessful; risks relating to delays in the design, manufacture, regulatory approval and launch of SES’s battery cells; the risk that SES may not establish supply relationships for necessary components or pay components that are more expensive than anticipated; risks relating to competition and rapid change in the electric vehicle battery market; safety risks posed by certain components of SES’s batteries; risks relating to machinery used in the production of SES’s batteries; risks relating to the willingness of commercial vehicle and specialty vehicle operators and consumers to adopt electric vehicles; risks relating to SES’s intellectual property portfolio; the amount of redemption requests made by Ivanhoe's public shareholders; the ability of Ivanhoe or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or in the future and those factors discussed in Ivanhoe's Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021, under the heading "Risk Factors," and other documents of Ivanhoe filed, or to be filed, with the SEC relating to the business combination. If any of these risks materialize or Ivanhoe's or SES's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Ivanhoe nor SES presently know or that Ivanhoe and SES currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ivanhoe's and SES's expectations, plans or forecasts of future events and views only as of the date of this communication. Ivanhoe and SES anticipate that subsequent events and developments will cause Ivanhoe's and SES's assessments to change. However, while Ivanhoe and SES may elect to update these forward-looking statements at some point in the future, Ivanhoe and SES specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Ivanhoe's and SES's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.